

February 3, 2009

By Facsimile and U.S. Mail

Mr. Larry Wise
Chief Executive Officer
Nitro Petroleum Incorporated
7250 NW Expressway #260
Oklahoma City, Oklahoma 73132

> **Re:** **Nitro Petroleum Incorporated**
> **Form 10-KSB for the Fiscal Year Ended January 31, 2008**
> **Filed May 15, 2008**
> **Response Letter Dated February 28, 2008**
> **Response Letter Dated May 15, 2008**
> **Response Letter Dated January 22, 2009**
> **File No. 000-50932**

Dear Mr. Wise:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Jill Davis
Branch Chief